Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated
interim financial statements
at and for the three and six-month
periods ended June 30, 2019

Nexa Resources S.A.

Condensed consolidated interim income statement

Periods ended June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2019	2018	2019	2018
Net revenues	5	613,299	636,517	1,183,115	1,312,705
Cost of sales	6	(478,720)	(474,319)	(966,067)	(959,276)
Gross profit		134,579	162,198	217,048	353,429

Operating expenses
Selling, general and administrative	6	(42,076)	(43,846)	(83,147)	(87,160)
Mineral exploration and project development	7	(28,085)	(27,514)	(48,384)	(46,793)
Other income and expenses, net	8	(19,257)	3,495	(13,613)	(3,557)
		(89,418)	(67,865)	(145,144)	(137,510)
Operating income		45,161	94,333	71,904	215,919

Net financial results	9
Financial income		9,766	10,562	17,794	19,320
Financial expenses		(33,173)	(31,589)	(64,747)	(61,442)
Foreign exchange gain (loss), net		8,063	(131,359)	5,725	(139,263)
		(15,344)	(152,386)	(41,228)	(181,385)

Income (loss) before income tax		29,817	(58,053)	30,676	34,534

Income tax	10
Current		(4,513)	(16,825)	(26,630)	(52,123)
Deferred		(2,009)	39,555	10,953	45,016
Net income (loss) for the period		23,295	(35,323)	14,999	27,427
Attributable to NEXA’s shareholders		20,393	(40,466)	6,386	14,647
Attributable to non-controlling interests		2,902	5,143	8,613	12,780
Net income (loss) for the period		23,295	(35,323)	14,999	27,427
Weighted average number of outstanding shares — in thousands		132,628	133,320	132,809	133,320
Basic and diluted earnings (loss) per share — USD		0.15	(0.30)	0.05	0.11

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Periods ended June 30

All amounts in thousands of US dollars, unless otherwise stated

	Three-month period ended		Six-month period ended
	2019	2018	2019	2018
Net income (loss) for the period	23,295	(35,323)	14,999	27,427

Other comprehensive income (loss), net of taxes - items that can be reclassified to the income statement
Cash flow hedge accounting	2,206	400	3,435	(370)
Translation adjustment of foreign subsidiaries	4,624	(33,515)	2,540	(33,025)
	6,830	(33,115)	5,975	(33,395)

Total comprehensive income (loss) for the period	30,125	(68,438)	20,974	(5,968)
Attributable to NEXA’s shareholders	22,431	(62,392)	7,711	(7,213)
Attributable to non-controlling interests	7,694	(6,046)	13,263	1,245
	30,125	(68,438)	20,974	(5,968)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US dollars, unless otherwise stated

	Note	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	11	751,013	1,032,938
Financial investments		109,079	91,878
Derivative financial instruments	12	5,473	7,385
Trade accounts receivable		168,381	173,204
Inventory	13	310,834	269,705
Other assets	14	200,433	122,857
		1,545,213	1,697,967
Non-current assets
Financial investments		362	355
Derivative financial instruments	12	2,631	3,820
Deferred income taxes	10	202,516	201,154
Other assets	14	144,004	121,198
Property, plant and equipment	15	2,031,226	1,968,451
Intangible assets	16	1,698,375	1,742,461
Right-of-use assets	17	38,606	—
		4,117,720	4,037,439

Total assets		5,662,933	5,735,406

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	18	32,979	32,513
Lease liabilities	17	18,612	—
Derivative financial instruments	12	5,967	8,662
Trade payables		344,959	387,225
Confirming payables		65,869	70,411
Dividends payable		5,781	663
Asset retirement and environmental obligations	19	22,392	20,357
Contractual liabilities		30,767	31,992
Other liabilities		118,065	100,027
		645,391	651,850
Non-current liabilities
Loans and financing	18	1,397,302	1,392,354
Lease liabilities	17	23,515	—
Derivative financial instruments	12	2,292	5,560
Asset retirement and environmental obligations	19	252,879	249,925
Provisions	20	23,930	30,641
Deferred income taxes	10	298,845	298,598
Contractual liabilities		159,600	167,645
Other liabilities		33,829	37,032
		2,192,192	2,181,755

Total liabilities		2,837,583	2,833,605

Shareholders’ equity
Attributable to NEXA’s shareholders		2,400,161	2,476,593
Attributable to non-controlling interests		425,189	425,208
		2,825,350	2,901,801

Total liabilities and shareholders’ equity		5,662,933	5,735,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Periods ended June 30

All amounts in thousands of US dollars

		Three-month period ended		Six-month period ended
	Note	2019	2018	2019	2018
Cash flows from operating activities
Income (loss) before income tax		29,817	(58,053)	30,676	34,534
Depreciation and amortization	15, 16 and 17	73,315	68,614	154,424	138,599
Interest and foreign exchange effect		11,456	106,001	41,637	122,803
Loss on sale of property, plant and equipment and intangible assets	8	596	9,385	982	8,727
Gain on sale of investment		—	—	—	(348)
Changes in provisions		14,966	(17,949)	12,580	(10,333)
Changes in operating assets and liabilities	11 (b)	(59,913)	(591)	(173,915)	(59,976)
Interest paid on loans and financing	18	(26,362)	(23,372)	(36,564)	(37,587)
Interest paid on lease liabilities	17	(211)	—	(359)	—
Income taxes paid		(8,566)	(27,351)	(34,325)	(73,109)
Net cash provided by (used in) operating activities		35,098	56,684	(4,864)	123,310

Cash flows from investing activities
Acquisitions of property, plant and equipment	15	(94,641)	(58,487)	(159,609)	(91,462)
Net (purchases) sales of financial investments		(53,031)	17,453	(6,040)	92,777
Proceeds from the sale of property, plant and equipment		694	364	809	1,037
Net cash provided by (used in) investing activities		(146,978)	(40,670)	(164,840)	2,352

Cash flows from financing activities
New loans and financing	18 (c)	13,369	276,495	13,369	276,495
Payments of loans and financing	18 (c)	(5,601)	(233,615)	(7,316)	(302,212)
Payments of lease liabilities	17 (b)	(4,524)	—	(8,333)	—
Dividends paid		(118)	—	(102,416)	—
Reimbursement of share premium		—	—	—	(80,000)
Repurchase of the Company’s own shares	1 (b)	(4,347)	—	(8,103)	—
Net cash provided by (used in) financing activities		(1,221)	42,880	(112,799)	(105,717)

Foreign exchange effect on cash and cash equivalents		236	(5,716)	578	(5,847)

Increase (decrease) in cash and cash equivalents		(112,865)	53,178	(281,925)	14,098
Cash and cash equivalents at the beginning of the period		863,878	979,957	1,032,938	1,019,037
Cash and cash equivalents at the end of the period		751,013	1,033,135	751,013	1,033,135

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

At and for three-month period ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total shareholders’ equity
At March 31, 2018	133,320	—	1,043,755	1,318,728	41,683	(77,290)	2,460,196	426,602	2,886,798
Net income (loss) for the period	—	—	—	—	(40,466)	—	(40,466)	5,143	(35,323)
Other comprehensive loss for the period	—	—	—	—	—	(21,926)	(21,926)	(11,189)	(33,115)
Total comprehensive loss for the period	—	—	—	—	(40,466)	(21,926)	(62,392)	(6,046)	(68,438)

At June 30, 2018	133,320	—	1,043,755	1,318,728	1,217	(99,216)	2,397,804	420,556	2,818,360

At March 31, 2019	133,320	(5,108)	1,043,755	1,316,472	(26,361)	(80,001)	2,382,077	406,150	2,788,227

Net income for the period	—	—	—	—	20,393	—	20,393	2,902	23,295
Other comprehensive income for the period	—	—	—	—	—	2,038	2,038	4,792	6,830
Total comprehensive income for the period	—	—	—	—	20,393	2,038	22,431	7,694	30,125
Capital increase from non- controlling interest	—	—	—	—	—	—	—	13,911	13,911
Repurchase of the Company’s own shares	—	(4,347)	—	—	—	—	(4,347)	—	(4,347)
Dividends distribution to non-controlling interest	—	—	—	—	—	—	—	(2,566)	(2,566)
Total contributions by and distributions to shareholders	—	(4,347)	—	—	—	—	(4,347)	11,345	6,998
At June 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(5,968)	(77,963)	2,400,161	425,189	2,825,350

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

At and for six-month period ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	Note	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2018		133,320	—	1,123,755	1,318,728	(13,430)	(77,356)	2,485,017	422,068	2,907,085
Net income for the period		—	—	—	—	14,647	—	14,647	12,780	27,427
Other comprehensive loss for the period		—	—	—	—	—	(21,860)	(21,860)	(11,535)	(33,395)
Total comprehensive income (loss) for the period		—	—	—	—	14,647	(21,860)	(7,213)	1,245	(5,968)
Decrease in non-controlling interests		—	—	—	—	—	—	—	(2,757)	(2,757)
Reimbursement of share premium - USD 0.60 per share		—	—	(80,000)	—	—	—	(80,000)	—	(80,000)
Total contributions by and distributions to shareholders		—	—	(80,000)	—	—	—	(80,000)	(2,757)	(82,757)
At June 30, 2018		133,320	—	1,043,755	1,318,728	1,217	(99,216)	2,397,804	420,556	2,818,360

At January 1, 2019		133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801
Impact of the adoption of IFRS 16	4 (a)	—	—	—	—	71	—	71	—	71
Impact of the adoption of IFRIC 23	4 (b)	—	—	—	—	(4,023)	—	(4,023)	—	(4,023)
At January 1, 2019 after impacts of the adoption of new standards		133,320	(1,352)	1,043,755	1,318,728	57,478	(79,288)	2,472,641	425,208	2,897,849
Net income for the period		—	—	—	—	6,386	—	6,386	8,613	14,999
Other comprehensive income for the period		—	—	—	—	—	1,325	1,325	4,650	5,975
Total comprehensive income for the period		—	—	—	—	6,386	1,325	7,711	13,263	20,974
Capital increase from non-controlling interest	1 (a)	—	—	—	—	—	—	—	22,164	22,164
Repurchase of the Company’s own shares	1 (b)	—	(8,103)	—	—	—	—	(8,103)	—	(8,103)
Dividends distribution to NEXA’s shareholders - USD 0.53 per share	1 (d)	—	—	—	—	(69,832)	—	(69,832)	—	(69,832)
Dividends distribution to non-controlling interests and to NEXA PERU’s investment shares	1 (d)	—	—	—	(2,256)	—	—	(2,256)	(35,446)	(37,702)
Total contributions by and distributions to shareholders		—	(8,103)	—	(2,256)	(69,832)	—	(80,191)	(13,282)	(93,473)
At June 30, 2019		133,320	(9,455)	1,043,755	1,316,472	(5,968)	(77,963)	2,400,161	425,189	2,825,350

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

1                               General information

Nexa Resources S.A. (“NEXA”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) own and operate three polymetallic mines in Peru, two polymetallic mines in Brazil and is also constructing a polymetallic mine in Brazil. Its operations are large-scale, mechanized underground and open pit mines. The Company also owns a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement and energy companies, among others.

Principal transactions for the three and six-month periods ended June 30, 2019

(a)                       Aripuanã project developments

Contracts and expenditures related to the Aripuanã project are entered into and incurred by Mineração Dardanelos Ltda. (“Dardanelos”), an entity controlled by the Company (which holds a 70% interest), and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30% interest). Dardanelos owns 100% of the Aripuanã project.

During the six-month period ended June 30, 2019, Dardanelos’ equity was increased by USD 74,613. The Company fully subscribed for its portion of the equity increase in the amount of USD 52,449. Mineração Rio Aripuanã Ltda. is not required to subscribe for its portion of USD 22,164 until October 19, 2019, one year after the completion of the feasibility study.

At June 30, 2019, Dardanelos has committed to contracts in the amount of USD 205,586 related to capital expenditures of the Aripuanã project for the purchase of property, plant and equipment.

(b)                       Share buyback program

At June 30, 2019, the Company has repurchased its own shares in the total amount of USD 8,103, corresponding to 881,922 thousand shares. These shares are being held in treasury and have not been cancelled. The repurchases are part of the Company’s outstanding USD 30,000 shares buyback program initiated in 2018.

(c)                        Interest rate swap

In January 2019, the Company entered into a ten-year interest rate swap with a notional amount of USD 58,233 (equivalent to BRL 226,880) to change the Brazilian inflation component (“IPC-A”) of financing arrangements with BNDES to 53.04% of the Brazilian interbank rate (“CDI”). In accordance with the Company’s accounting policy, the fair value adjustment of this derivative financial instrument is accounted for in “Net financial results”.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(d)                       Dividend distribution

On February 15, 2019, the Board of Directors approved a dividend distribution to the Company’s shareholders of record on March 14, 2019 in the amount of USD 0.53 cents per common share, for a total amount of USD 69,832. Dividends were paid in cash on March 28, 2019.

The Company’s subsidiary, NEXA PERU, also declared dividends in the three-month period ended March 31, 2019 in the amount of USD 200,001, including USD 32,880 to non-controlling interests and USD 2,256 to holders of investments shares (acciones de inversión). These shares give the holders the right to receive dividends but are not entitled to voting rights or the residual value of NEXA PERU’s equity.

2                               Segment results

The presentation of segment results and reconciliation to income before income tax in the condensed consolidated interim income statement is as follows:

	Three-month period ended
	June 30,2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	246,102	508,837	(140,749)	(891)	613,299
Cost of sales	(186,627)	(426,651)	140,749	(6,191)	(478,720)
Gross profit	59,475	82,186	—	(7,082)	134,579

Selling, general and administrative	(30,277)	(17,236)	—	5,438	(42,076)
Mineral exploration and project development	(26,226)	(1,859)	—	—	(28,085)
Other income and expenses, net	(6,971)	(14,363)	—	2,077	(19,257)
Operating income	(4,000)	48,728	—	432	45,161

Depreciation and amortization	47,985	24,647	—	683	73,315
Adjusted EBITDA	43,986	73,375	—	1,115	118,476

Depreciation and amortization					(73,315)
Net financial results					(15,344)
Income before income tax					29,817

	Three-month period ended
	June 30,2018
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	301,330	520,227	(184,209)	(831)	636,517
Cost of sales	(176,057)	(481,711)	184,209	(760)	(474,319)
Gross profit	125,273	38,516	—	(1,590)	162,198

Selling, general and administrative	(12,740)	(22,679)	—	(8,427)	(43,846)
Mineral exploration and project development	(25,740)	(1,774)	—	—	(27,514)
Other income and expenses, net	(15,146)	8,891	—	9,750	3,495
Operating income	71,647	22,953	—	(267)	94,333

Depreciation and amortization	44,696	23,751	—	167	68,614
Adjusted EBITDA	116,343	46,704	—	(100)	162,947

Depreciation and amortization					(68,614)
Net financial results					(152,386)
Loss before income tax					(58,053)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	Six-month period ended
	June 30,2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	518,344	963,813	(299,919)	877	1,183,115
Cost of sales	(385,588)	(853,835)	299,919	(26,563)	(966,067)
Gross profit	132,756	109,978	—	(25,686)	217,048

Selling, general and administrative	(50,539)	(33,637)	—	1,030	(83,147)
Mineral exploration and project development	(44,858)	(3,526)	—	—	(48,384)
Other income and expenses, net	(14,549)	(24,374)	—	25,310	(13,613)
Operating income	22,809	48,441	—	653	71,904

Depreciation and amortization	103,703	50,715	—	6	154,424
Adjusted EBITDA	126,513	99,156	—	659	226,328

Depreciation and amortization					(154,424)
Net financial results					(41,228)
Income before income tax					30,676

	Six-month period ended
	June 30,2018
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	628,565	1,077,522	(392,624)	(758)	1,312,705
Cost of sales	(348,580)	(998,409)	392,624	(4,911)	(959,276)
Gross profit	279,984	79,113		(5,667)	353,429

Selling, general and administrative	(26,128)	(44,410)	—	(16,622)	(87,160)
Mineral exploration and project development	(43,896)	(2,897)	—	—	(46,793)
Other income and expenses, net	(22,686)	(3,592)	—	22,721	(3,557)
Operating income	187,274	28,213	—	432	215,919

Depreciation and amortization	89,639	48,380	—	580	138,599
Exceptional items (i)			—	(348)	(348)
Adjusted EBITDA	276,913	76,592	—	665	354,170

Exceptional items (i)				348	348
Depreciation and amortization					(138,599)
Net financial results					(181,385)
Income before income tax					34,534

(i) Exceptional items are composed of miscellaneous adjustments and reconcile the segments’ Adjusted EBITDA to the consolidated Adjusted EBITDA.

3                               Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

The Company made a voluntary election to present the condensed consolidated interim statement of cash flows for the three-month period ended June 30, 2019 and 2018.

The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended June 30, 2019 and 2018 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of new IFRS and interpretation disclosed in Note 4.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and the Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments and estimates in the application of accounting principles during the six-month period ended June 30, 2019 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

These condensed consolidated interim financial statements of the Company were approved by the Board of Directors on July 31, 2019.

4                               Changes in accounting policies and disclosures

New and amended IFRS that are effective beginning on January 1, 2019

(a)                       IFRS 16 - “Leases”

Main aspects introduced by the standard

IFRS 16 was issued in January 2016 and should be applied for periods beginning after January 1, 2019. It results in certain leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

Transition method

The Company has applied IFRS 16 from its mandatory adoption date of January 1, 2019, using the simplified transition approach and did not restate comparative amounts for the periods prior to the adoption. Right-of-use assets were measured on transition at the amount of the lease liability, adjusted by any prepaid or accrued lease expense.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

Practical expedients applied at the adoption

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•                  The accounting for low value leases and leases with a remaining term of less than 12 months as at January 1, 2019;

•                  The exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•                  The use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

Accounting policy

The Company may lease assets in its normal course of business. Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. At June 30, 2019, interest rates were between 8.44% to 11.39% for Brazil and 4.73% to 5.49% for Peru.

Impacts of adoption

The Company recognized lease liabilities and right-of-use assets in the amount of USD 41,450 and USD 41,521, respectively. Prepayments made in 2018 in the amount of USD 71 were recognized in retained earnings at January 1, 2019. Net current assets were lowered in USD 18,612 due to the presentation of a portion of the liability as a current liability. The Company also reclassified the amount of USD 2,278 from Property, plant and equipment to Right-of-use assets and USD 3,088 from Loans and financing to Lease liabilities corresponding to contracts previously classified as financial leases under IAS 17.

As a result of the adoption, income before tax decreased by USD 378 and USD 1,782 for the three-month and six-month period ended June 30, 2019, respectively. Adjusted EBITDA, which is used to measure segment results, increased by USD 4,855 and USD 8,711 for the three-month and six-month period ended June 30, 2019, respectively, as the operating lease payments were previously included in Adjusted EBITDA as operating costs, but the amortization of the right-of-use assets and interest on the lease liabilities are now excluded from this measure.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)                       IFRIC 23 — Uncertainty over income tax treatments

Nature of change

The interpretation explains how to recognize, and measure current and deferred income tax assets and liabilities where there is uncertainty over a tax treatment.

Transaction method

The Company has applied the standard from its mandatory adoption date of January 1, 2019.

Accounting policy

Income tax provisions for uncertainties over income tax treatments are recognized when (i) there is a probable assessment that an income tax treatment will not be accepted by a taxation authority; and (ii) the Company has a present legal or constructive obligation over income tax as a result of past events. The likelihood of losses and the estimated amount of uncertainties are periodically reviewed by the Company’s legal counsel.

Income tax provisions for uncertainties over income tax treatments are measured at the present value by reflecting the effect of the uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates, through the most likely amount method.

Impacts of adoption

The interpretation affected primarily the accounting for the Company’s uncertain income taxes treatments with a probable likelihood that a taxation authority will not accept such treatments. The impact of the adoption of IFRIC 23 at January 1, 2019 is USD 4,023. The Company also reclassified the amount of USD 6,047 from Provisions to Deferred income taxes.

5                               Net revenues

	Three-month period ended		Six-month period ended
	2019	2018	2019	2018
Gross revenues	672,214	701,200	1,298,111	1,447,618
Revenues from products	652,932	682,986	1,261,952	1,412,987
Revenues from services	19,282	18,214	36,159	34,631
Taxes on sales	(57,676)	(63,543)	(112,649)	(132,543)
Return of products sales	(1,239)	(1,140)	(2,347)	(2,370)
Net revenues	613,299	636,517	1,183,115	1,312,705

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

6                               Expenses by nature

				Three-month period ended
				2019	2018
	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used	260,508	2,026	—	262,534	289,389
Third-party services	100,799	17,365	20,484	138,648	101,959
Depreciation and amortization	71,072	2,236	7	73,315	68,614
Employee benefit expenses	40,008	13,194	3,468	56,670	59,456
Other expenses	6,333	7,255	4,126	17,714	26,261
	478,720	42,076	28,085	548,881	545,679

				Six-month period ended
				2019	2018
	Cost of sales	Selling, general and administrative	Mineral exploration and project development	Total	Total
Raw materials and consumables used	528,163	3,854	—	532,017	561,473
Third-party services	196,334	28,174	34,234	258,742	217,437
Depreciation and amortization	150,685	3,726	14	154,425	138,599
Employee benefit expenses	77,645	32,204	7,581	117,430	131,315
Other expenses	13,240	15,189	6,555	34,984	44,405
	966,067	83,147	48,384	1,097,598	1,093,229

7                               Mineral exploration and project development

	Three-month period ended		Six-month period ended
	2019	2018	2019	2018
Mineral exploration	(18,984)	(20,684)	(32,733)	(36,564)
Project development (FEL 1 and FEL 2)	(9,101)	(6,830)	(15,651)	(10,229)
	(28,085)	(27,514)	(48,384)	(46,793)

8                               Other income and expenses, net

	Three-month period ended		Six-month period ended
	2019	2018	2019	2018
Remeasurement of environmental obligations (i)	(1,220)	13,009	3,912	13,009
Commodities derivative financial instruments	(4,671)	7,178	1,641	7,517
Mining obligations	(2,074)	(4,681)	(5,956)	(6,430)
Projects and contributions to communities	(719)	(3,375)	(1,309)	(4,994)
Reversal (provision) for tax, labor, civil and environmental claims	(5,606)	355	(4,255)	(3,883)
Loss on sale of property, plant and equipment (i)	(596)	(9,385)	(982)	(8,727)
Gain on sale of investments	—	—	—	348
Other operating income (expenses), net	(4,371)	394	(6,664)	(397)
	(19,257)	3,495	(13,613)	(3,557)

(i) On May 21, 2018, the Company entered into an agreement to sell assets and transfer certain liabilities of the Fortaleza de Minas facility. The transaction resulted in the recognition of a loss of USD 9,615 on the sale of property, plant and equipment and intangible assets and a gain of USD 13,009 related to the reversal of the related asset retirement obligation.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

9                               Net financial results

	Three-month period ended		Six-month period ended
	2019	2018	2019	2018
Financial income
Gains on financial investments	5,673	6,029	11,168	12,139
Derivative financial instruments	3,608	—	5,459	—
Other financial income	485	4,533	1,167	7,181
	9,766	10,562	17,794	19,320

Financial expense
Interest on loans and financing	(18,083)	(18,044)	(36,550)	(37,115)
Interest on contractual liabilities	(1,673)	(1,855)	(3,388)	(3,752)
Interest on other liabilities	(3,502)	(1,338)	(5,787)	(2,448)
Derivative financial instruments	(872)	—	(872)	(939)
Interest on lease liabilities	(891)	—	(1,874)	—
Other financial expenses	(8,152)	(10,352)	(16,276)	(17,188)
	(33,173)	(31,589)	(64,747)	(61,442)

Foreign exchange effects	8,063	(131,359)	5,725	(139,263)
Net financial results	(15,344)	(152,386)	(41,228)	(181,385)

10                        Current and deferred income taxes

(a)                       Reconciliation of income tax benefit (expense)

	Three-month period ended		Six-month period ended
	2019	2018	2019	2018
Income (loss) before income tax	29,817	(58,053)	30,676	34,534
Standard rate (i)	24.94%	26.01%	24.94%	26.01%

Income tax at standard rate	(7,436)	15,100	(7,650)	(8,982)
Difference in tax rate of subsidiaries outside Luxembourg	4,173	15,621	2,544	15,839
Special mining levy and special mining tax	(1,578)	(5,359)	(5,025)	(10,453)
Withholding tax on dividends paid by subsidiaries	—	—	(9,764)	—
Other permanent tax differences	(1,681)	(2,632)	4,220	(3,511)
Income tax	(6,522)	22,730	(15,676)	(7,107)

Current	(4,513)	(16,825)	(26,630)	(52,123)
Deferred	(2,009)	39,555	10,953	45,016
Income tax	(6,522)	22,730	(15,676)	(7,107)

(i) On April 25, 2019 the Luxembourg Parliament approved the 2019 Budget Law, including a reduction of the corporate income tax rate from 26.01% to 24.94%, effective for 2019. As the Company’s tax credits on non-operating losses resulting from its standalone activities do not meet the recognition criteria and, therefore, no deferred tax assets are recognized, the change in the tax law has no impact on the condensed consolidated interim income statement or balance sheet.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Analysis of deferred income tax assets and liabilities

	June 30, 2019	December 31, 2018
Tax credits on non-operating losses	127,469	106,818
Uncertain income tax treatments	(10,639)	—
Tax credits on temporary differences
Foreign exchange losses	33,515	50,766
Environmental liabilities	27,705	28,808
Asset retirement obligation	22,132	8,616
Tax, civil and labor provisions	8,739	10,467
Other provisions	1,702	12,875
Provision for obsolete and slow-moving inventory	5,805	4,331
Provision for employee benefits	4,553	5,308
Other	16,327	16,925

Tax debits on temporary differences
Capitalized interest	(16,361)	(11,725)
Depreciation and amortization	(315,640)	(328,834)
Other	(1,636)	(1,799)
	(96,329)	(97,444)

Deferred income tax assets	202,516	201,154
Deferred income tax liabilities	(298,845)	(298,598)
	(96,329)	(97,444)

11                        Cash and cash equivalents

(a)                       Composition

	June 30, 2019	December 31, 2018
Bank accounts	301,719	320,069
Term deposits	449,294	712,869
	751,013	1,032,938

The decrease in cash and cash equivalents balance is related principally to dividends payments in the amount of USD 102,298, which includes dividends paid to non-controlling interests of NEXA PERU and an increased acquisitions of property, plant and equipment and working capital (see (b) below and Note 13).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Changes in operating assets and liabilities

	Three-month period ended		Six-month period ended
	2019	2018	2019	2018
Decrease (increase) in assets
Trade accounts receivable	(4,538)	25,764	4,550	(28,529)
Inventory	(23,980)	31,672	(52,755)	7,109
Other operating assets	(58,670)	(5,988)	(86,258)	(12,376)
Increase (decrease) in liabilities
Trade payables	(10,769)	(5,232)	(42,266)	(2,203)
Confirming payables	9,022	(54,337)	(4,542)	4,601
Contractual liabilities	(7,880)	(12,980)	(12,658)	(16,963)
Other operating liabilities	36,902	20,510	20,014	(11,615)
	(59,913)	(591)	(173,915)	(59,976)

12                        Derivative financial instruments

(a)                       Fair value by strategy

	June 30, 2019			December 31, 2018
	Per Unit	Notional	Fair value	Notional	Fair value
Strategy
Mismatches of quotational periods
Zinc forward	ton	237,498	(457)	261,020	(557)
			(457)		(557)
Sales of zinc at a fixed price
Zinc forward	ton	13,545	(231)	10,566	(858)
			(231)		(858)
Inflation risk
Brazilian inflation vs. Brazilian interbank interest rate swap	BRL	226,880	531	—	—
			531		—
Foreign exchange risk
Foreign exchange collars (USD)	BRL	873,388	2	1,056,922	(1,602)
			2		(1,602)

			(155)		(3,017)
Current assets			5,473		7,385
Non-current assets			2,631		3,820
Current liabilities			(5,967)		(8,662)
Non-current liabilities			(2,292)		(5,560)

(b)                       Changes in fair value in the six-month period ended June 30, 2019

	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Strategy
Mismatches of quotational periods	357	(14,808)	2,886	5	—	3,435	(8,224)
Sales of zinc at a fixed price	—	—	—	1,636	—	—	1,008
Inflation risk	—	—	—	—	1,008	—	477
Foreign exchange risk	—	—	—	—	3,579	—	1,945
	357	(14,808)	2,886	1,641	4,587	3,435	(4,794)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

13                        Inventory

(a)                       Composition

	June 30, 2019	December 31, 2018
Finished products (i)	136,763	106,245
Semi-finished products	61,787	52,534
Raw materials	76,745	64,582
Auxiliary materials and consumables	70,715	69,781
Provision for obsolete and slow-moving inventory	(35,176)	(23,437)
	310,834	269,705

(i) The increase in finished products is due to the anticipated shutdown of the Cajamarquilla smelter in 4Q19 for the implementation of the Jarosite conversion process.

(b)                       Changes to the provision in the six-month period ended June 30

	2019	2018
At December 31	(23,437)	(20,736)
Additions	(14,005)	(12,618)
Reversals	2,379	4,765
Exchange variation gains (losses)	(114)	1,670
At June 30	(35,176)	(26,919)

14                        Other assets

	June 30, 2019	December 31, 2018
Taxes recoverable (i)	237,889	183,628
Advances to third parties (ii)	22,429	2,472
Dardanelos’ equity increase commitment (iii)	22,164	—
Prepaid expenses	14,245	8,556
Judicial deposits	5,922	9,230
Related parties	875	740
Other assets	40,913	39,429
	344,437	244,055
Current assets	200,433	122,857
Non-current assets	144,004	121,198

(i) Increase in taxes recoverable is mainly due to a) an increase in value added tax credits in the amount of USD 19,441 due to lower sales causing a reduction in taxes on sales against which the tax credits can be offset, and b) to income taxes prepayments in the amount of USD 16,196.

(ii) Increase in advances to third parties is related to a) USD 9,283 of advances to service providers in NEXA PERU, and b)

USD 7,967 advances to third party ore supplier in NEXA BR.

(iii) Increase is due to the unsubscribed portion of Dardanelos’ equity (Note 1(a)).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month period ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

15                                  Property, plant and equipment

(a)                                 Changes in the six-month period ended June 30

	2019							2018
	Dam and	Machinery, equipment, and	Assets and projects under	Asset retirement	Mining
	buildings	facilities	construction	obligation	projects	Other	Total	Total
At December 31
Cost	1,002,885	2,357,254	349,069	175,506	243,629	51,142	4,179,485	4,170,586
Accumulated depreciation	(452,560)	(1,554,728)	—	(91,874)	(86,904)	(24,968)	(2,211,034)	(2,174,072)
Net balance at the beginning of the period	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451	1,996,514

Additions (i)	—	212	159,387	—	—	10	159,609	91,462
Disposals	(16)	(344)	(77)	—	—	(372)	(809)	(9,732)
Depreciation	(26,580)	(66,414)	—	(3,039)	(1,161)	(783)	(97,977)	(94,877)
Foreign exchange effect	3,093	3,990	2,751	1,124	—	167	11,125	(135,777)
Transfers to intangibles	22,656	63,893	(102,854)	—	11,700	890	(3,715)	(3,137)
Reclassification — Note 4(a)	—	(2,278)	—	—	—	—	(2,278)	—
Remeasurement of asset retirement obligation	—	—	—	(3,180)	—	—	(3,180)	8,669
At June 30	549,478	801,585	408,276	78,537	167,264	26,086	2,031,226	1,853,122

Cost	1,030,325	2,418,464	408,276	173,597	255,328	51,271	4,337,261	3,979,442
Accumulated depreciation	(480,847)	(1,616,879)	—	(95,060)	(88,064)	(25,185)	(2,306,035)	(2,126,320)
At June 30	549,478	801,585	408,276	78,537	167,264	26,086	2,031,226	1,853,122

Average annual depreciation rates %	4	7	—	5	8	—

(i)	Additions include capitalized borrowing costs in the amount of USD 4,221 for the six-month period ended June 30, 2019 (June 30, 2018 — USD 5,036).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

16                        Intangible assets

(a)                       Changes in the six-month period ended June 30

	2019				2018
	Goodwill	Rights to use natural resources	Other	Total	Total
At December 31
Cost	674,800	1,669,645	56,853	2,401,298	2,408,302
Accumulated amortization	—	(620,600)	(38,237)	(658,837)	(585,583)
Net balance at the beginning of the period	674,800	1,049,045	18,616	1,742,461	1,822,719
Disposals	—	—	(378)	(378)	—
Amortization	—	(46,725)	(1,088)	(47,813)	(43,722)
Transfers from property, plant and equipment	—	—	3,715	3,715	3,105
Foreign exchange effect	45	158	187	390	(14,634)
At June 30	674,845	1,002,478	21,052	1,698,375	1,767,468

Cost	674,845	1,669,841	60,769	2,405,455	2,390,498
Accumulated amortization	—	(667,363)	(39,717)	(707,080)	(623,030)
At June 30	674,845	1,002,478	21,052	1,698,375	1,767,468

Average annual amortization rates %	—	6	19

17                        Right-of-use assets and lease liabilities

(a)                       Right-of-use assets - Changes in the six-month period ended June 30

	2019
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
At January 1	4,312	8,536	5,846	22,827	41,521
New contracts	2,499	154	—	811	3,464
Amortization	(807)	(1,483)	(2,129)	(4,215)	(8,634)
Reclassification — Note 4(a)	—	2,278	—	—	2,278
Foreign exchange effect	(4)	(13)	—	(6)	(23)
At June 30	6,000	9,472	3,717	19,417	38,606

Average annual amortization rates %	23	34	63	39

(b)                       Lease liabilities - Changes in the six-month period ended June 30

2019
At January 1	41,450
New contracts	3,464
Payments of lease liabilities	(8,333)
Interest paid	(359)
Interest accrual	1,874
Reclassification — Note 4(a)	3,088
Foreign exchange effect	943
June 30	42,127
Current liabilities	18,612
Non-current liabilities	23,515

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(c)           Maturity profile

	June 30, 2019
	2019	2020	2021	2022	2023	As from 2024	Total
U.S. Dollar	5,266	4,909	2,094	1,355	419	34	14,077
Real	6,121	9,118	6,781	5,330	643	57	28,050
	11,387	14,027	8,875	6,685	1,062	91	42,127

18                        Loans and financing

(a)                       Composition

	June 30, 2019				December 31, 2018
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds - USD	Fixed 5.13%	8,705	1,034,448	1,043,153	1,042,571
Debt with banks	LIBOR + 1.27%	—	197,744	197,744	197,292
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.22%	7,368	94,840	102,208	89,925
Debentures	107.50% CDI	7,521	21,002	28,523	28,188
Other		9,385	49,268	58,653	66,891
		32,979	1,397,302	1,430,281	1,424,867

Current portion of long-term loans and financing (principal)		21,879
Interest on loans and financing		11,100
		32,979

(b)                       Maturity profile

	June 30, 2019
	2019	2020	2021	2022	2023	As from 2024	Total
Eurobonds - USD	9,312	—	—	—	341,828	692,013	1,043,153
Debt with banks	326	—	79,195	79,254	38,968	—	197,743
BNDES	3,598	7,539	9,372	14,870	14,870	51,959	102,208
Debentures	7,534	6,986	7,000	7,003	—	—	28,523
Other	4,748	9,429	9,377	8,048	7,796	19,256	58,654
	25,518	23,954	104,944	109,175	403,462	763,228	1,430,281

(c)                        Changes in the six-month period ended June 30

	2019	2018
At December 31	1,424,867	1,447,299
New loans and financing	13,369	276,495
Payments of loans and financing	(7,316)	(302,212)
Foreign exchange effect	2,463	2,238
Gain on debt modification	—	(3,428)
Reclassification — Note 4(a)	(3,088)	—
Interest accrual	36,550	37,115
Interest paid	(36,564)	(36,877)
At June 30	1,430,281	1,420,630

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(d)                       Analysis by currency

	June 30, 2019			December 31, 2018
	Current	Non-current	Total	Total
U.S. Dollar	16,372	1,278,605	1,294,977	1,301,395
Real	16,607	118,697	135,304	123,472
	32,979	1,397,302	1,430,281	1,424,867

(e)                        Analysis by index

	June 30, 2019			December 31, 2018
	Current	Non-current	Total	Total
Fixed rate	9,044	1,035,135	1,044,179	1,047,245
LIBOR	7,667	244,156	251,823	255,333
TJLP	1,784	18,286	20,070	16,167
CDI	7,521	21,002	28,523	28,188
BNDES SELIC	646	26,097	26,743	19,447
TLP	6,317	52,625	58,943	58,487
	32,979	1,397,301	1,430,281	1,424,867

(f)                         Guarantees and covenants

No changes to the contractual guarantees or to the financial covenants occurred in the six-month period ended June 30, 2019. At June 30, 2019, the Company was in compliance with all applicable covenants.

19                        Asset retirement and environmental obligations

(a)                       Changes in the six-month period ended June 30

	2019			2018
	Asset retirement obligation	Environmental Obligations	Total	Total
At December 31	185,553	84,730	270,283	283,280
Payments	(899)	(3,239)	(4,138)	(1,975)
Foreign exchange effect	3,809	991	4,800	(26,430)
Interest accrual	4,763	2,914	7,677	7,990
Remeasurement	561	(3,912)	(3,351)	(5,078)
At June 30	193,787	81,484	275,271	257,787
Current liabilities			22,392	17,793
Non-current liabilities			252,879	239,992

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

20                        Provisions

(a)                       Changes in the six-month period ended June 30

	2019					2018
	Tax	Labor	Civil	Environmental	Total	Total
At December 31	12,068	12,188	1,371	5,014	30,641	818
Additions	2,969	2,011	277	1,024	6,281	13,297
Reversals	(2,554)	(2,354)	(168)	(1,085)	(6,161)	(11,537)
Interest accrual	645	849	51	57	1,602	1,377
Payments	(445)	(1,340)	(252)	(257)	(2,294)	(22,538)
Foreign exchange effect	76	160	8	100	344	(4,063)
Adoption of IFRIC 23 — Note 4 (b)	(6,047)	—	—	—	(6,047)	—
Other	(32)	(344)	(60)	—	(436)	(167)
At June 30	6,680	11,170	1,227	4,853	23,930	15,580

(b)                       Breakdown of tax, civil, labor and environmental provisions

The provisions and the corresponding judicial deposits are as follow:

	June 30, 2019				December 31, 2018
	Judicial deposits	Provisions	Carrying amount	Outstanding judicial deposits	Carrying amount	Outstanding judicial deposits
Tax	(2,102)	8,782	6,680	2,223	12,068	2,245
Labor	(4,650)	15,820	11,170	3,146	12,188	6,555
Civil	(815)	2,042	1,227	25	1,371	17
Environmental	—	4,853	4,853	528	5,014	413
	(7,567)	31,497	23,930	5,922	30,641	9,230

(c)                        Summary of contingent liabilities

The Company is part of other litigation involving a risk of possible loss, for which no provision is recognized, as detailed below:

	June 30, 2019	December 31, 2018
Tax	140,624	137,110
Labor	41,663	39,079
Civil	22,096	20,130
Environmental	120,560	119,747
	324,943	316,066

21                        Financial instruments

(a)                       Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each of the financial instruments in these condensed consolidated interim financial statements are consistent with those

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

	June 30, 2019
Assets per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	—	751,013	—	751,013
Financial investments	—	109,441	—	109,441
Derivative financial instruments	—	5,360	2,744	8,104
Trade accounts receivable	106,358	62,023		168,381
Related parties (i)	875	—	—	875
	129,397	927,837	2,744	1,059,978

	June 30, 2019
Liabilities per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	1,430,281	—	—	1,430,281
Lease liabilities	42,127	—	—	42,127
Derivative financial instruments	—	5,796	2,463	8,259
Trade payables	344,959	—	—	344,959
Confirming payables	65,869	—	—	65,869
Use of public assets (ii)	23,609	—	—	23,609
Related parties (ii)	653	—	—	653
	1,907,498	5,796	2,463	1,915,752

	December 31, 2018
Assets per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	—	1,032,938	—	1,032,938
Financial investments	—	92,233	—	92,233
Derivative financial instruments	—	6,885	4,320	11,205
Trade accounts receivable	22,146	151,058	—	173,204
Related parties (i)	740	—	—	740
	22,886	1,283,114	4,320	1,310,320

	December 31, 2018
Liabilities per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	1,424,867	—	—	1,424,867
Derivative financial instruments	—	10,155	4,068	14,223
Trade payables	387,225	—	—	387,225
Confirming payables	70,411	—	—	70,411
Use of public assets (ii)	22,126	—	—	22,126
Related parties (ii)	1,580	—	—	1,580
	1,906,209	10,155	4,068	1,920,432

(i)  Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and six-month periods ended June 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Fair value by hierarchy

	June 30, 2019
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	751,013	—	751,013
Financial investments	54,930	54,511	109,441
Derivative financial instruments	—	8,104	8,104
Trade accounts receivable	—	168,381	168,381
	805,943	230,996	1,036,939
Liabilities
Derivative financial instruments	—	8,259	8,259
Loans and financing (i)	1,095,665	389,083	1,484,748
	1,095,665	397,342	1,493,007

	December 31, 2018
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	1,032,938	—	1,032,938
Financial investments	39,167	53,066	92,233
Derivative financial instruments	—	11,205	11,205
Trade accounts receivables	—	151,058	151,058
	1,072,105	215,329	1,287,434
Liabilities
Derivative financial instruments	—	14,223	14,223
Loans and financing (i)	1,014,974	390,848	1,405,822
	1,014,974	405,071	1,420,045

(i) Loans and financing are measured at amortized cost. Therefore, the amounts presented in this note do not match with the condensed consolidated interim balance sheet.

The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(c)                        Fair value measurement and disclosures

The valuation techniques used in the fair value measurement and disclosure processes, including the critical accounting estimates used and judgements made by the Company, are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

There were no reclassifications between fair value levels in the six-month period ended June 30, 2019. None of the financial instruments were classified as Level 3 as of June 30, 2019.